UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Denis McGlynn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 618,070

	6.	Shared Voting Power: 254,350

	7.	Sole Dispositive Power: 618,070

	8.	Shared Dispositive Power: 254,350

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 872,420

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.3%

12.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13G

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

Item 1.
	(a)	Dover Downs Gaming & Entertainment, Inc.
	(b)	1131 N. DuPont Highway, Dover, DE 19901

Item 2.
	(a)	Denis McGlynn
	(b)	1131 N. DuPont Highway, Dover, DE 19901
	(c)	United States
(d)

The class of equity security to which this Schedule 13G relates is the Common Stock (the “Common Stock”), par value $.10 per share, of Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the “Company” or the “issuer”).  The Common Stock is publicly traded.  The ownership reflected above includes both Common Stock and Class A Common Stock.  Class A Common Stock is not publicly traded.  Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder.  As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of the Class A Common Stock.  The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock.

	(e)	260095 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J).
Not Applicable.

SCHEDULE 13G

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

Item 4.	Ownership.
(a)

Amount beneficially owned:

872,420.  The Reporting Person beneficially owns 212,470 shares of Common Stock and 659,950 shares of Class A Common Stock or 5.3% of the shares of Common Stock outstanding as of December 31, 2012 (which for these purposes assumes the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person).  This includes 59,000 shares of unvested restricted Common Stock granted under the Company’s Stock Incentive Plan; and 45,000 shares of Common Stock and 209,350 shares of Class A Common Stock held by his wife.

(b) Percent of class: 5.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 618,070
(ii) Shared power to vote or to direct the vote: 254,350
(iii) Sole power to dispose or to direct the disposition of: 618,070
(iv) Shared power to dispose or to direct the disposition of: 254,350

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

SCHEDULE 13G

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2013

/s/ Denis McGlynn
Denis McGlynn
President, Chief Executive Officer and Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)